Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934

Filing Person: Network Associates, Inc.
Subject Company: McAfee.com Corporation
Subject Company’s Commission File No.: 00-28247

Filing Date: August 8, 2002

            The following presentation was used
            in investor roadshow meetings:

The Network Associates Difference August 2002

Safe Harbor Statement During the course of this presentation, we may make projections or other forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such statements are just predictions and that actual events or results may differ materially. We refer you to the documents the Company files from time to time with the Securities and Exchange Commission. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward- looking statements.

Attacks on the Global Business Network Are Getting Worse Faster moving More damaging More sophisticated More high profile - Board Room issue

Customers Need More Innovative Solutions to Address More Innovative Threats The Product Strategy Imperative

Network Associates Has a Unique Technology Advantage Watch every device and every network segment with McAfee and Sniffer Protecting 100 Million devices Centralized policy management Anti-virus + device vulnerability assessment Watching 200,000 network segments Analyzing all 7 layers of network Detecting network traffic anomalies Power to recognize, report malicious traffic

The Evolving Solution Event Correlation with anti-virus, network management and intrusion detection using ISS Device-based and network-based heuristics plus signature based detection to STOP blended threats Advanced Research with AVERT, NAI Labs, and X- Force to stay a step ahead of the hacker McAfee and Sniffer Wireless Security and Network Management available now Security as a Service with McAfee ASaP and McAfee.com Scalable Policy Management with ePolicy Orchestrator

Security Policy Management Evolution with ePolicy Orchestrator 2000 Q3 2001 Q1 2002 Q1 2003 H1 2003 Manage McAfee AntiVirus products Manage Symantec AntiVirus Products Manage McAfee Security Products Enterprise Outbreak Event Correlation Security Integration with Sniffer IDS (ISS) Distributed Firewall ThreatScan V. 3.0 Manages and Reports on other 3rd- Party Security Products

Sniffer Technologies - Today and Tomorrow Packet Capture Real Time Expert Packet Analysis Network Management Network Availability, Security and Performance Security Management Application Management New Technologies

Sniffer Evolves Beyond Network Management Q1 2002 Q2 2002 Q2 2002 H2 2002 H1 2003 Sniffer Enterprise Management Console Fast RMON Sniffer VoIP Application Management Leadership Trending Reporting Network Billing (Apogee & IBM GS) Device Security Integration and Event Correlation With McAfee Network Intrusion Detection Wireless PDA Sniffer Mobile

The ISS Partnership Advantage Best of breed security solutions integrated to offer our customers superior response to blended threats Leverages Sniffer network management leadership with market-leading intrusion detection technology Cooperative research between AVERT, X-Force, and NAI Labs to provide customers with superior threat assessment and response

Sniffer Mobile: 3G Wireless Opportunity Protocol Analysis and Reporting for Wired Side of 3 and 2.x G Mobile Networks Allows Cellular and PCS Vendors to Improve Quality of Service, Optimize Performance and Availability of Wireless Networks NET estimates market opportunity with wireless operators at $50 million, beginning this year. Already closed 7-figure deal with U.S. wireless operator for deployment of over 100 Sniffer Mobile devices across network

Integrated Network and Security Policy Management Malicious Code NAI Malicious Code Competitors Wired and Wireless Network Traffic Policy Network Intrusion Detection with ISS Event Data Capability to Manage other 3rd Party Security Desktop Firewall and "ThreatScan"

ePolicy Orchestrator Deployments

The Network Associates Opportunity Margin Expansion Sales Execution New Products Emerging Markets Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q2 02 Wireless/3G Voice over IP High Speed Mobile/ Wireless LAN United States Europe Japan Asia Pacific Latin America COGS Initiatives Procurement Rationalization Facilities Channel Initiatives More! Sniffer IDS Fast RMON ID-VA Event Correlation Dist. Firewall Sniffer Mobile ThreatScan ePO v. 3